Exhibit 99.1

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

This management's discussion and analysis ("MD&A"), prepared as of February 14, 2024, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2023 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation’s audited annual consolidated financial statements for the year ended December 31, 2023 and the notes thereto (the “financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2023 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedarplus.ca. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2023, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" on pages 36 – 49 of this MD&A and in the “Cautionary Statement on Forward-Looking Information” on pages 57 – 58 of this MD&A. For additional discussion of risk factors, please refer to the Company's Annual Information Form for the year ended December 31, 2022, which is available on the Company's website www.kinross.com and on www.sedarplus.ca. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31,
Operating Segments	Operator	Location	2023	2022
Tasiast	Kinross	Mauritania	100%	100%
Paracatu	Kinross	Brazil	100%	100%
La Coipa	Kinross	Chile	100%	100%
Fort Knox	Kinross	USA	100%	100%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Consolidated Financial and Operating Highlights

	Years ended December 31,			2023 vs. 2022		2022 vs. 2021
(in millions, except ounces, per share amounts and per ounce amounts)	2023	2022	2021	Change	% Change(h)	Change	% Change(h)
Operating Highlights
Total gold equivalent ounces from continuing operations(a),(b)
Produced	2,153,020	1,957,237	1,447,240	195,783	10%	509,997	35%
Sold	2,179,936	1,927,818	1,446,477	252,118	13%	481,341	33%

Financial Highlights from Continuing Operations(a)
Metal sales	$4,239.7	$3,455.1	$2,599.6	$784.6	23%	$855.5	33%
Production cost of sales	$2,054.4	$1,805.7	$1,218.3	$248.7	14%	$587.4	48%
Depreciation, depletion and amortization	$986.8	$784.0	$695.7	$202.8	26%	$88.3	13%
Impairment charges and asset derecognition - net	$38.9	$350.0	$144.5	$(311.1)	nm	$205.5	142%
Operating earnings	$801.4	$117.7	$72.1	$683.7	nm	$45.6	63%
Net earnings (loss) from continuing operations attributable to common shareholders	$416.3	$31.9	$(29.9)	$384.4	nm	$61.8	nm
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.34	$0.02	$(0.02)	$0.32	nm	$0.04	nm
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.34	$0.02	$(0.02)	$0.32	nm	$0.04	nm
Adjusted net earnings from continuing operations attributable to common shareholders(c)	$539.8	$283.1	$210.8	$256.7	91%	$72.3	34%
Adjusted net earnings from continuing operations per share(c)	$0.44	$0.22	$0.17	$0.22	100%	$0.05	29%
Net cash flow of continuing operations provided from operating activities	$1,605.3	$1,002.5	$695.1	$602.8	60%	$307.4	44%
Adjusted operating cash flow from continuing operations(c)	$1,669.9	$1,256.5	$932.1	$413.4	33%	$324.4	35%
Capital expenditures from continuing operations(d)	$1,098.3	$764.2	$821.7	$334.1	44%	$(57.5)	(7)%
Attributable(g) capital expenditures from continuing operations(c)	$1,055.0	$755.0	$817.7	$300.0	40%	$(62.6)	(8)%
Attributable(g) free cash flow from continuing operations(c)	$559.7	$247.3	$(121.8)	$312.4	126%	$369.1	nm
Average realized gold price per ounce from continuing operations(e)	$1,945	$1,793	$1,797	$152	8%	$(4)	(0)%
Production cost of sales from continuing operations per equivalent ounce(b) sold(f)	$942	$937	$842	$5	1%	$95	11%
Production cost of sales from continuing operations per ounce sold on a by-product basis(c)	$892	$912	$833	$(20)	(2)%	$79	9%
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(c)	$1,284	$1,255	$1,238	$29	2%	$17	1%
All-in sustaining cost from continuing operations per equivalent ounce(b) sold(c)	$1,316	$1,271	$1,244	$45	4%	$27	2%
Attributable(g) all-in cost from continuing operations per ounce sold on a by-product basis(c)	$1,619	$1,538	$1,631	$81	5%	$(93)	(6)%
Attributable(g) all-in cost from continuing operations per equivalent ounce(b) sold(c)	$1,634	$1,545	$1,632	$89	6%	$(87)	(5)%

(a)	Results for the years ended December 31, 2023, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1 and 2021 – 71.51:1).

(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

(d)	“Capital expenditures from continuing operations” is reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows.

(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

(g)	“Attributable” includes Kinross’ 70% share of Manh Choh costs, capital expenditures and cash flow, as appropriate.

(h)	“nm” means not meaningful.

Consolidated Financial Performance

This Consolidated Financial Performance section references production cost of sales from continuing operations per ounce sold on a by-product basis, adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share, adjusted operating cash flow from continuing operations, attributable free cash flow from continuing operations, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

2023 vs. 2022

Kinross’ production from continuing operations increased by 10% compared to 2022, primarily due to higher production at La Coipa due to the restart and ramp up of operations in the second half of 2022 and higher mill grades, recoveries, and throughput at Tasiast. These increases were partially offset by lower production at Bald Mountain due to lower grades and the timing of ounces recovered from the heap leach pads, consistent with the mine plan.

Metal sales from continuing operations increased by 23% compared to 2022, due to increases in gold equivalent ounces sold and average metal prices realized. Gold equivalent ounces sold from continuing operations increased to 2,179,936 ounces in 2023 compared to 1,927,818 ounces in 2022, primarily due to the increase in production, as described above. The average realized gold price from continuing operations was $1,945 per ounce in 2023 compared to $1,793 per ounce in 2022.

Production cost of sales from continuing operations increased by 14% in 2023 compared to 2022, largely as a result of the restart and ramp up of operations at La Coipa and an increase in gold equivalent ounces sold at Round Mountain, Paracatu and Tasiast.

Production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis are comparable to 2022.

In 2023, depreciation, depletion and amortization from continuing operations increased by 26% compared to 2022. The increase was primarily due to the increase in gold equivalent ounces sold, largely from the restart and ramp up of operations at La Coipa, and changes to the life-of-mine plan at Round Mountain in the fourth quarter of 2022, partially offset by lower gold equivalent ounces sold at Bald Mountain.

During the year ended December 31, 2023, the Company recorded a non-cash after-tax impairment charge of $35.8 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. The impairment charge was net of an income tax recovery of $3.1 million. During the year ended December 31, 2022, the Company recorded after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax impairment charge related to inventory was $87.9 million and was related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge was $201.4 million and was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada in 2022. The impairment charges to inventory and property, plant and equipment were net of income tax recoveries of $18.9 million and $41.8 million, respectively.

Operating earnings increased to $801.4 million in 2023 from $117.7 million in 2022. This increase was primarily due to an increase in margins (metal sales less production cost of sales) and lower impairment charges in 2023, partially offset by the increase in depreciation, depletion and amortization, as described above.

During the year ended December 31, 2023, the Company recorded an income tax expense of $293.2 million, compared to $76.1 million in 2022. The $293.2 million income tax expense recognized in 2023 included $29.3 million of deferred tax expense, compared to a deferred tax recovery of $25.5 million in 2022, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. Income tax expense in 2023 also included an income tax recovery of $3.1 million related to the impairment charge at Fort Knox compared to an income tax recovery of $60.7 million in 2022, related to the impairment charges at Round Mountain. The remaining increase in income tax expense is due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for both 2023 and 2022 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in 2023 were $416.3 million, or $0.34 per share, compared to $31.9 million, or $0.02 per share, in 2022. The change was primarily a result of the increase in operating earnings, as described above, partially offset by the increase in income tax expense in 2023.

Adjusted net earnings from continuing operations attributable to common shareholders in 2023 were $539.8 million, or $0.44 per share, compared to $283.1 million, or $0.22 per share, in 2022. The increase was primarily due to the increase in operating earnings, as described above.

Net cash flow of continuing operations provided from operating activities increased to $1,605.3 million in 2023 from $1,002.5 million 2022, primarily due to the increase in margins and a favourable change in working capital compared to the prior year.

In 2023, adjusted operating cash flow from continuing operations increased to $1,669.9 million compared to $1,256.5 million in 2022, primarily due to the increase in margins.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Capital expenditures from continuing operations increased to $1,098.3 million from $764.2 million in 2022, primarily due to an increase in capital stripping at Tasiast and Fort Knox and increased development activities at Manh Choh.

Attributable free cash flow from continuing operations increased to $559.7 million from $247.3 million in 2022, due to the increase in net cash flow of continuing operations provided from operating activities, partially offset by higher capital expenditures, as described above.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 4% and 2%, respectively, compared to 2022. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 6% and 5%, respectively, compared to 2022. These increases from 2022 are primarily due to the increases in production cost of sales and capital expenditures, as described above, partially offset by the increase in ounces sold.

2022 vs. 2021

Kinross’ production from continuing operations in 2022 increased by 35% compared to 2021, primarily due to higher production at Tasiast due to the temporary suspension of milling operations in 2021 as a result of the mill fire in June of that year, and production at La Coipa due to the restart and ramp-up in 2022.

Metal sales from continuing operations increased by 33% in 2022, compared to 2021, largely due to the increase in gold equivalent ounces sold. Total gold equivalent ounces sold from continuing operations in 2022 increased to 1,927,818 ounces from 1,446,477 ounces in 2021, primarily due to the increase in production at Tasiast and La Coipa, as described above. The average realized gold price from continuing operations decreased marginally to $1,793 per ounce in 2022 from $1,797 per ounce in 2021.

Production cost of sales from continuing operations increased by 48% in 2022, compared to 2021 and production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 11% and 9%, respectively, in 2022, compared to 2021. The increases were primarily due to the increase in gold equivalent ounces sold, and inflationary cost pressure on key consumables, such as fuel, emulsion and reagents, at all mine sites.

In 2022, depreciation, depletion and amortization from continuing operations increased by 13% compared to 2021, mainly due to increases at Tasiast and La Coipa due to the increase in gold equivalent ounces sold, partially offset by decreases at Fort Knox due to an increase in mineral reserves at the end of 2021, and at Bald Mountain due to a decrease in the depreciable asset base.

During the year ended December 31, 2022, the Company recorded non-cash after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The impairment charges to inventory and property, plant and equipment were net of income tax recoveries of $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The 2021 after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million. The impairment and derecognition charges to inventory and property, plant and equipment were net of income tax recoveries of $25.3 million and $13.1 million, respectively.

In 2022, operating earnings from continuing operations were $117.7 million compared to $72.1 million in 2021. The increase was primarily due to an increase in margins (metal sales less production cost of sales), largely related to higher production at Tasiast as a result of the temporary suspension of milling operations in the prior year, and the restart of operations at La Coipa in 2022. In addition, other operating expense decreased due to costs in 2021 associated with the mill fire at Tasiast and stabilizing the north wall at Round Mountain. These increases to operating earnings were partially offset by the higher impairment charge related to metal inventory and property, plant and equipment in 2022 in comparison to 2021.

In 2022, the Company recorded an income tax expense from continuing operations of $76.1 million compared to $115.0 million in 2021. The $76.1 million income tax expense recognized in 2022 included $25.5 million of deferred tax recovery resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil, and a deferred tax recovery of $60.7 million related to the impairment charges at Round Mountain. In 2021, the $115.0 million income tax expense included $22.7 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and a deferred tax recovery of $38.4 million related to the impairment and asset derecognition charges at Bald Mountain. Income tax expense, excluding these foreign exchange impacts, increased in 2022 compared to 2021, due to the differences in the level of income in the Company’s operating jurisdictions. Kinross’ combined federal and provincial statutory tax rate for both 2022 and 2021 was 26.5%.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Net earnings from continuing operations attributable to common shareholders in 2022 were $31.9 million, or $0.02 per share, compared to a net loss of $29.9 million, or $0.02 per share, in 2021. The increase is a result of the increase in operating earnings from continuing operations, as described above.

Adjusted net earnings from continuing operations attributable to common shareholders were $283.1 million, or $0.22 per share, for 2022 compared to $210.8 million, or $0.17 per share, for 2021. The increase is primarily due to the increase in margins, partially offset by the increases in exploration expense and depreciation, depletion and amortization.

In 2022, net cash flow of continuing operations provided from operating activities increased to $1,002.5 million from $695.1 million in 2021, and adjusted operating cash flow from continuing operations in 2022 increased to $1,256.5 million from $932.1 million in 2021, mainly due to the increase in margins, as described above.

Capital expenditures from continuing operations decreased to $764.2 million compared with $821.7 million in 2021, primarily due to mine sequencing at Tasiast, Fort Knox and Round Mountain, involving a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.

Attributable free cash flow from continuing operations increased to $247.3 million in 2022, compared with a net outflow of $121.8 million in 2021, primarily due to the increase in net cash flow of continuing operations provided from operating activities and decrease in capital expenditures, as described above.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis in 2022 were comparable to 2021. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis decreased by 5% and 6%, respectively, compared to 2021 primarily due to the increase in gold equivalent ounces sold from continuing operations, partially offset by the increase in production cost of sales, as described above.

Mineral Reserves1

Kinross’ total estimated proven and probable gold reserves at December 31, 2023 were approximately 22.76 million ounces, a decrease of 2.78 million ounces from 25.54 million ounces at December 31, 2022. The decrease in estimated gold reserves was mainly a result of production depletion. Amongst the operating sites, 0.3 million ounces were also removed from proven and probable reserves, mainly at Paracatu.

Proven and probable silver reserves at December 31, 2023 were approximately 23.7 million ounces, a decrease of 12.4 million ounces from 36.1 million ounces at December 31, 2022. The decrease was primarily due to production depletion, partially offset by an increase of 1.7 million ounces in proven and probable reserves, mainly at La Coipa.

1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 14, 2024.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

2.	IMPACT OF KEY ECONOMIC TRENDS

Price of Gold

Source: Bloomberg – based on daily closing prices

The price of gold is the largest single factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2023, the price of gold fluctuated between a low of $1,811 per ounce in February and a high of $2,078 per ounce in December, and the average price for the year based on the London Bullion Market Association PM Benchmark was $1,941 per ounce, compared to the 2022 average price of $1,800 per ounce. Influences on the gold price during 2023 included geopolitical risks, and volatility in interest rates and the U.S. dollar.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Kinross' Realized Gold Price[1] vs Average PM Benchmark
USD per Ounce
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
2016
2017
2018
2019
2020
2021
2022
2023
Average
Realized

Source: London Bullion Marketing Association London PM Benchmark

1 “Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold.

In 2023, the Company realized an average gold price of $1,945 per ounce compared to the average PM Benchmark of $1,941 per ounce.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Gold Supply and Demand Fundamentals

Gold Supply
6,000
5,000
4,000
3,000
2,000
1,000
0
Tonnes
2019
2020
2021
2022
2023
Mine production
Recycled gold

Source: World Gold Council 2023 Gold Demand Trends report

According to the World Gold Council, total gold supply in 2023 increased by approximately 3% compared to 2022 as both mine supply and recycling grew marginally. The supply of recycled gold rose 9% due to higher gold prices.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Gold Demand
Tonnes
5,500
4,500
3,500
2,500
1,500
500
-500
2019
2020
2021
2022
2023
Jewelry
Central banks and other institutions
Bar and coin
Technology
ETFs and similar products

Source: World Gold Council 2023 Gold Demand Trends report

According to the World Gold Council, annual gold demand decreased in 2023 by approximately 5% compared to a strong 2022. Central bank purchases persisted in 2023, but declined by 4% during the year, and ETF outflows continued for a third consecutive year.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Cost Sensitivity

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations experienced fuel price decreases in 2023 compared to 2022. The volatile fuel prices are primarily due to geopolitical risk and demand and supply dynamics. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 – Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History
USD per Barrel
$140
$120
$100
$80
$60
$40
$20
$0
-$20
-$40
-$60
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to market volatility over the course of the year. Approximately 65% of the Company’s expected production in 2024 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – Liquidity and Capital Resources for details.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 57 – 58 of this MD&A.

This Outlook section references all-in sustaining cost per equivalent ounce sold and sustaining, non-sustaining and attributable capital expenditures, which are non-GAAP ratios and financial measures, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definitions of these non-GAAP ratios and financial measures and comparable reconciliations are included in Section 11 of this MD&A.

Attributable2 Production Guidance

In 2024, Kinross expects to produce 2.1 million attributable gold equivalent ounces3 (+/- 5%) from its operations, in line with total 2023 production of 2,153,020 gold equivalent ounces. Kinross’ annual production is expected to remain stable in 2025 and 2026 at 2.0 million attributable gold equivalent ounces3 (+/- 5%) per year.

In 2024, attributable production is expected to be higher in the second half of the year, which is largely driven by expected initial production at Manh Choh, as well as higher production at Paracatu.

Attributable2 Cost Guidance

	2024	2023
	Guidance	Full-Year
	(+/-5%)	Results
Production cost of sales per gold equivalent ounces(4) sold	$1,020	$942
All-in sustaining cost per equivalent ounce sold(5)	$1,360	$1,316

Attributable production cost of sales is expected to be $1,020 per equivalent ounces sold4 (+/- 5%) for 2024. In 2023, production cost of sales was $942 per equivalent ounce sold. The moderate year-over-year increase in 2024 is mainly due to expected higher production from the Company’s U.S. assets, lower production at Paracatu, and inflationary impacts.

The Company expects its attributable all-in sustaining cost5 to be $1,360 per equivalent ounce sold (+/- 5%) for 2024. In 2023, all-in sustaining cost5 was $1,316 per equivalent ounce sold.

Material assumptions used to forecast 2024 production cost of sales are: a gold price of $2,000 per ounce, a silver price of $25 per ounce, an oil price of $75 per barrel, and foreign exchange rates of 4.75 Brazilian reais to the U.S. dollar, 800 Chilean pesos to the U.S. dollar, 35 Mauritanian ouguiyas to the U.S. dollar and 1.30 Canadian dollars to the U.S. dollar.

Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold; and specific to the Brazilian real and Chilean peso, a 10% change in these exchange rates would be expected to result in impacts of approximately $40 and $30 on Brazilian and Chilean production cost of sales per equivalent ounce sold, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on production cost of sales per equivalent ounce sold, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

2 Attributable guidance includes Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable guidance figures are non-GAAP financial measures and ratios. Refer to footnote 5.

3 2024 gold equivalent ounce production guidance includes approximately 6.5 million ounces of silver.

4 “Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Attributable2 Capital Expenditures5 Guidance

	2024	2023
	Guidance	Full-Year
	(+/-5%)	Results
Attributable sustaining capital expenditures	$500.0	$554.3
Attributable non-sustaining capital expenditures	$550.0	$500.7
Total attributable capital expenditures	$1,050.0	$1,055.0

Attributable capital expenditures for 2024 are forecast to be approximately $1,050 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $500 million, with non-sustaining capital expenditures of approximately $550 million for Tasiast West Branch stripping, Round Mountain Phase S stripping, the advanced exploration program and project studies at Great Bear, and the completion of Manh Choh, as well as other growth projects and studies. The 2024 capital expenditures guidance is in line with 2023 results.

Kinross’ attributable capital expenditures outlook for 2025 and 2026 is $850 million and $650 million, respectively, based on currently approved projects. As Kinross continues to develop and optimize its portfolio for production beyond 2026, other projects may be incorporated into its capital expenditures, as well as potential inflationary impacts, over the 2024-2025 timeframe.

Other 2024 Guidance

The 2024 forecast for exploration and business development is $185 million (+/-5%), which includes approximately $160 million (+/-5%) of exploration expenditures on greenfields, brownfields and minex exploration targets.

The 2024 forecast for general and administrative expense is $115 million (+/-5%).

Other operating costs for 2024 is expected to be approximately $100 million, which primarily relates to studies and permitting activities, as well as care and maintenance and reclamation activities at non-operating sites.

Taxes paid are expected to be $155 million in 2024. Taxes paid are expected to increase by approximately $5 million for every $100 per ounce movement in the realized gold prices. The forecast effective tax rate (“ETR”)6 for 2024 is expected to be in the range of 33% - 38%.

Depreciation, depletion and amortization per equivalent ounce sold7 is forecast to be approximately $540 (+/-5%).

The 2024 forecast for interest paid is $150 million and is comprised of approximately $105 million of capitalized interest and $45 million of interest expense. The 2024 forecast for interest expense excludes accretion of the Company’s reclamation and remediation obligations, as well as lease liabilities, which for 2023 totaled $39.1 million.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Great Bear

At the Great Bear project, the Company’s robust exploration program continues to make excellent progress, execution planning for the advanced exploration program is well underway, and permitting continues to advance on plan.

Following the completion of its 2023 drilling program, Kinross has increased Great Bear’s mineral resource estimate to approximately 2.8 million ounces of measured and indicated resources and approximately 3.3 million ounces of inferred resources. This includes the addition of more than one million higher-grade, underground inferred ounces, representing a 45% year-over-year increase.

5 These guidance figures are non-GAAP financial measures and ratios, as applicable, and are defined, and actual results for the year ended December 31, 2023 are reconciled, in Section 11 of this MD&A. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

6 The forecast ETR range for 2024 assumes gold price, foreign exchange and tax rates in the jurisdictions in which the Company operates remain stable and within 2024 guidance assumptions. The ETR does not include the impact of items which the Company believes are not reflective of the Company’s underlying performance, such as the impact of net foreign currency translations on tax deductions and taxes related to prior periods. Management believes that the ETR range provides investors with the ability to better evaluate the Company’s underlying performance. However, the ETR range is not necessarily an indicator of tax expense recognized under IFRS. The rate is sensitive to the relative proportion of sales between the Company’s various tax jurisdictions and realized gold prices.

7 Depreciation, depletion and amortization per equivalent ounce sold is defined as depreciation, depletion and amortization, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Kinross continues to add higher-grade material to the underground resource base, as demonstrated by the year-over-year increase in the inferred grade, which increased from 3.6 grams per tonne to 4.5 grams per tonne. While the primary additions were in the LP zone, resources at Hinge and Limb, traditional Red Lake style deposits proximal to the LP zone, also increased. Further, high-grade intercepts below the resource at Hinge in 2023 demonstrated the potential for this mineralization to also continue at depth potentially supplementing LP zone production in the future.

Since the last update on November 8, 2023, the Company has received additional assay results, which continue to support the view of a high-grade, large, long-life mining complex at Great Bear.

Kinross is progressing provincial permitting, engineering, and execution planning activities for an advanced exploration (AEX) program that would establish an underground decline to obtain a bulk sample and allow for definition and infill drilling in the LP zone. The mining lease for the main AEX surface footprint has now been received, providing Kinross with the necessary surface and mining rights to develop the AEX project, subject to obtaining the required provincial permits.

Detailed engineering for AEX infrastructure is well underway, and orders have been placed for the onsite camp and high-quality water treatment facility. Procurement activities for additional infrastructure and site construction activities are progressing well.

Kinross is targeting a start of the surface construction for the AEX program in the second half of 2024, subject to receipt of permits, with start of the underground decline planned in mid-2025.

For the main project, Kinross continues to advance technical studies, including engineering and field test work campaigns, with plans to release the results of this work in the form of a preliminary economic assessment in the second half of 2024.

The required Federal Impact Assessment for the main project is underway. The Initial Project Description has been submitted to the Impact Assessment Agency of Canada, formally kicking off the federal assessment process. The Detailed Project Description is expected to be formally submitted in the first quarter of 2024. Studies are ongoing and the Company expects to file its Impact Statement in the first half of 2025.

Manh Choh

At the 70% owned Manh Choh project, of which Kinross is the operator, construction is essentially complete, on budget and on schedule for production in the second half of 2024. Mining activities are well underway including the commencement of ore mining and stockpiling. Transportation of ore to Fort Knox, where it will be processed, has commenced and will gradually increase throughout the first half of the year.

Modifications to the Fort Knox mill continue to progress on schedule and on budget. Construction of the conveyors and associated buildings are planned for the first quarter along with interior piping and mechanical installations. The commissioning and operational readiness team is in place and preparing for pre-commissioning activities following the mechanical completion of each area.

Tasiast Solar Power Plant

At the Tasiast solar power plant, construction of the solar field and battery system is now complete, with first solar power delivered to the Tasiast grid in December 2023. Commissioning of the battery system and energy management system will continue in early 2024, supporting the solar field and battery system integration and power ramp-up. During the first quarter of 2024, grid scenario testing involving incumbent generators, the solar field, and battery systems will continue toward ensuring stable power from this new renewable energy source. The Tasiast solar power plant has a continuous power generation capacity of 34MW and an 18MW battery storage system.

Round Mountain

The extension strategy at Round Mountain is advancing on plan. At Phase S, the operations team is in place and stripping remains on schedule. For the heap leach pad expansion, detailed engineering is complete, procurement is in progress, and construction activities remain on track.

At Phase X, development of the exploration decline is progressing well and more than 50% complete, with approximately 1,475 metres developed so far, and is approaching the target mineralization. Underground definition drilling commenced in early 2024 and is set to ramp up throughout the year. The Company expects to begin drilling the primary Phase X target in the second quarter of 2024. At Gold Hill, drilling continues to progress as planned with an infill program from the bottom of the pit and exploration drilling from surface.

Chile

Kinross’ activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Years ended December 31,			2023 vs. 2022		2022 vs. 2021
(in millions, except ounces and per ounce amounts)	2023	2022	2021	Change	% Change(d)	Change	% Change(d)
Operating Statistics(a)
Total gold equivalent ounces from continuing operations(b)
Produced	2,153,020	1,957,237	1,447,240	195,783	10%	509,997	35%
Sold	2,179,936	1,927,818	1,446,477	252,118	13%	481,341	33%

Gold ounces - sold from continuing operations	2,074,989	1,872,342	1,432,396	202,647	11%	439,946	31%
Silver ounces - sold from continuing operations (000's)	8,718	4,647	1,005	4,071	88%	3,642	nm
Average realized gold price per ounce from continuing operations(c)	$1,945	$1,793	$1,797	$152	8%	$(4)	(0)%

Financial data from Continuing Operations
Metal sales	$4,239.7	$3,455.1	$2,599.6	$784.6	23%	$855.5	33%
Production cost of sales	$2,054.4	$1,805.7	$1,218.3	$248.7	14%	$587.4	48%
Depreciation, depletion and amortization	$986.8	$784.0	$695.7	$202.8	26%	$88.3	13%
Impairment charges and asset derecognition - net	$38.9	$350.0	$144.5	$(311.1)	nm	$205.5	142%
Operating earnings	$801.4	$117.7	$72.1	$683.7	nm	$45.6	63%
Net earnings from continuing operations attributable to common shareholders	$416.3	$31.9	$(29.9)	$384.4	nm	$61.8	nm

(a)	Results for the years ended December 31, 2023, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1, 2021 – 71.51:1).

(c)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

(d)	“nm” means not meaningful.

Operating Earnings (Loss) from Continuing Operations(a) by Segment(b)

	Years ended December 31,			2023 vs. 2022		2022 vs. 2021
(in millions)	2023	2022	2021	Change	% Change(c)	Change	% Change(c)
Operating segments
Tasiast	$549.6	$299.5	$(67.0)	$250.1	84%	366.5	nm
Paracatu	407.5	330.9	384.4	76.6	23%	(53.5)	(14)%
La Coipa	147.2	81.8	(8.4)	65.4	80%	90.2	nm
Fort Knox	67.5	58.9	91.9	8.6	15%	(33.0)	(36)%
Round Mountain	(100.3)	(327.6)	108.6	227.3	nm	(436.2)	nm
Bald Mountain	13.9	(5.6)	(174.7)	19.5	nm	169.1	nm
Non-operating segments
Great Bear	(49.9)	(61.7)	-	11.8	nm	(61.7)	nm
Corporate and other(b)	(234.1)	(258.5)	(262.7)	24.4	nm	4.2	nm
Total	$801.4	$117.7	$72.1	$683.7	nm	$45.6	63%

(a)	Results for the years ended December 31, 2023, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b)	“Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, Manh Choh and Maricunga).

(c)	“nm” means not meaningful.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Mining Operations

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2023	2022	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	9,801	14,689	(4,888)	(33)%
Tonnes processed (000's)	6,723	6,572	151	2%
Grade (grams/tonne)	3.19	2.75	0.44	16%
Recovery	92.3%	90.5%	1.8%	2%
Gold equivalent ounces:
Produced	620,793	538,591	82,202	15%
Sold	615,065	519,292	95,773	18%

Financial Data (in millions)
Metal sales	$1,200.8	$935.0	$265.8	28%
Production cost of sales	406.8	380.1	26.7	7%
Depreciation, depletion and amortization	244.4	220.2	24.2	11%
	549.6	334.7	214.9	64%
Other operating (income) expense	(3.9)	30.3	(34.2)	nm
Exploration and business development	3.9	4.9	(1.0)	(20)%
Segment operating earnings	$549.6	$299.5	$250.1	84%

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott.

2023 vs. 2022

Mine sequencing at Tasiast involved an increase in capital stripping relating to West Branch 5 and mining a higher-grade section of West Branch 4, resulting in a 33% decrease in tonnes of ore mined and a 16% increase in mill grades in 2023 compared to 2022. Tasiast achieved higher sustained throughput levels during the fourth quarter as a result of the planned plant shutdown in February 2023 for 24K project tie-ins and other maintenance, as well as additional plant optimization and maintenance activities thereafter. The higher grades, recoveries, and throughput, resulted in increases in gold equivalent ounces produced and sold of 15% and 18%, respectively, in 2023.

Metal sales in 2023 increased by 28%, compared to 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 7% in 2023 compared to 2022, due to the increase in gold equivalent ounces sold, partially offset by lower operating waste mined. Depreciation, depletion and amortization increased by 11% compared to 2022, due to an increase in gold equivalent ounces sold, partially offset by an increase in depreciation capitalized as a result of a higher proportion of mining activities relating to capital stripping.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2023	2022	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	53,845	42,252	11,593	27%
Tonnes processed (000's)	60,182	56,422	3,760	7%
Grade (grams/tonne)	0.39	0.41	(0.02)	(5)%
Recovery	79.1%	77.9%	1.2%	2%
Gold equivalent ounces:
Produced	587,999	577,354	10,645	2%
Sold	592,224	571,164	21,060	4%

Financial Data (in millions)
Metal sales	$1,149.6	$1,021.5	$128.1	13%
Production cost of sales	538.6	497.6	41.0	8%
Depreciation, depletion and amortization	186.6	185.5	1.1	1%
	424.4	338.4	86.0	25%
Other operating expense	11.3	5.6	5.7	102%
Exploration and business development	5.6	1.9	3.7	195%
Segment operating earnings	$407.5	$330.9	$76.6	23%

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2023 vs. 2022

Planned mine sequencing at Paracatu, which involved less waste mined in 2023, resulted in a 27% increase in tonnes of ore mined and a 5% decrease in grade compared to 2022. Tonnes of ore processed increased by 7% compared to 2022, mainly due to an increase in mill availability and a decrease in ore hardness. The increase in throughput and higher recoveries, partly offset by the lower grade, resulted in an increase in gold equivalent ounces produced and sold of 2% and 4%, respectively, compared to 2022. Gold equivalent ounces sold in 2023 were higher than production due to timing of sales.

Metal sales for 2023 increased by 13% compared to 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. In 2023, production cost of sales increased by 8%, compared to 2022, largely due to the increase in gold equivalent ounces sold and inflationary pressures on consumables, contractors and maintenance costs, partially offset by lower fuel costs. Depreciation, depletion and amortization in 2023 was comparable to 2022.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

La Coipa (100% ownership and operator) – Chile

	Years ended December 31,
	2023	2022	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	4,345	2,850	1,495	52%
Tonnes processed (000's)	3,867	1,949	1,918	98%
Grade (grams/tonne):
Gold	1.74	1.23	0.51	41%
Silver	107.68	115.50	(7.82)	(7)%
Recovery:
Gold	81.3%	81.8%	(0.5)%	(1)%
Silver	56.5%	60.7%	(4.2)%	(7)%
Gold equivalent ounces:(a)
Produced	260,138	109,576	150,562	137%
Sold	268,491	99,915	168,576	169%
Silver ounces:
Produced (000's)	7,670	4,182	3,488	83%
Sold (000's)	8,021	3,779	4,242	112%

Financial Data (in millions)
Metal sales	$522.6	$177.9	$344.7	194%
Production cost of sales	182.8	57.2	125.6	nm
Depreciation, depletion and amortization	187.8	25.6	162.2	nm
	152.0	95.1	56.9	60%
Other operating (income) expense	(8.2)	7.7	(15.9)	nm
Exploration and business development	13.0	5.6	7.4	132%
Segment operating earnings	$147.2	$81.8	$65.4	80%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1).

(b)	“nm” means not meaningful.

Kinross acquired its 100% interest in the La Coipa open pit mine, located in the Atacama region in Chile, in 2007. In February 2022, the mine poured its first gold bar after restarting operations following the suspension of activities since October 2013.

2023 vs. 2022

Production restarted at La Coipa in February 2022 and continued to increase throughout 2022 as throughput ramped up and as grades and recoveries increased. Mining in 2023 continued to focus on Phase 7 and the Puren deposit, with capital development of the Puren deposit largely completed at the end of the third quarter. A planned mill shutdown in February 2023 for maintenance work to increase reliability and sustain higher throughput levels impacted tonnes of ore processed early in the year. As a result, throughput improved throughout the year, averaging 12,900 tonnes per day in the fourth quarter. The continued ramp up and reliability of throughput rates, as well as higher grades, resulted in the significant increases in gold equivalent ounces produced and sold in 2023. Gold equivalent ounces sold in 2023 were higher than production due to timing of sales.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2023	2022	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	32,705	56,086	(23,381)	(42)%
Tonnes processed (000's)(a)	36,826	59,353	(22,527)	(38)%
Grade (grams/tonne)(b)	0.77	0.70	0.07	10%
Recovery(b)	79.9%	79.6%	0.3%	0%
Gold equivalent ounces:
Produced	290,651	291,248	(597)	(0)%
Sold	287,532	291,793	(4,261)	(1)%

Financial Data (in millions)
Metal sales	$557.9	$521.7	$36.2	7%
Production cost of sales	343.5	350.7	(7.2)	(2)%
Depreciation, depletion and amortization	96.8	109.7	(12.9)	(12)%
Impairment charge	38.9	-	38.9	nm
	78.7	61.3	17.4	28%
Other operating expense (income)	0.8	(3.1)	3.9	nm
Exploration and business development	10.4	5.5	4.9	89%
Segment operating earnings	$67.5	$58.9	$8.6	15%

(a)	Includes 28,700,000 tonnes placed on the heap leach pads during 2023 (2022 – 50,368,000 tonnes).

(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.22 grams per tonne during 2023 (2022- 0.19 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful.

The Company has been operating the Fort Knox open pit mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2023 vs. 2022

Planned mine sequencing at Fort Knox in 2023 included Phase 10 capital development and a decrease in ore placed on the Barnes Creek heap leach facility, resulting in a 42% decrease in tonnes of ore mined and a 38% decrease in tonnes of ore processed in 2023 compared to 2022. Planned mine sequencing also resulted in a 10% increase in mill grades. Gold equivalent ounces produced and sold were relatively consistent year-over-year.

Metal sales increased by 7% in 2023, compared to 2022, due to the increase in average metal prices realized. Production cost of sales decreased by 2% in 2023, compared to 2022, primarily due to a decrease in operating waste mined as well as lower reagents and fuel costs, partially offset by higher labour and contractor costs. Depreciation, depletion, and amortization decreased by 12% in 2023, compared to 2022, due to an increase in depreciation capitalized as a result of a higher proportion of mining activities relating to capital development, partially offset by an increase in the depreciable asset base.

During the year ended December 31, 2023, the Company recorded an impairment charge of $38.9 million related to a reduction in the estimate of recoverable ounces on the heap leach pads due to changes in estimated recovery rates. The tax impact of the impairment charge was an income tax recovery of $3.1 million.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Round Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2023	2022	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	28,655	24,502	4,153	17%
Tonnes processed (000's)(a)	28,462	26,688	1,774	7%
Grade (grams/tonne)(b)	0.78	0.71	0.07	10%
Recovery(b)	74.0%	77.5%	(3.5)%	(5)%
Gold equivalent ounces:
Produced	235,690	226,374	9,316	4%
Sold	234,064	227,655	6,409	3%

Financial Data (in millions)
Metal sales	$454.4	$407.3	$47.1	12%
Production cost of sales	357.7	309.2	48.5	16%
Depreciation, depletion and amortization	157.2	60.5	96.7	160%
Impairment charges	-	350.0	(350.0)	nm
	(60.5)	(312.4)	251.9	81%
Other operating expense	4.1	5.2	(1.1)	(21)%
Exploration and business development	35.7	10.0	25.7	nm
Segment operating loss	$(100.3)	$(327.6)	$227.3	nm

(a)	Includes 24,768,000 tonnes placed on the heap leach pads during 2023 (2022 – 22,831,000 tonnes).

(b)	Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.39 grams per tonne during 2023 (2022 – 0.32 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	“nm” means not meaningful.

The Company acquired a 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick Gold Corporation (“Barrick”).

2023 vs. 2022

Tonnes of ore mined increased by 17% and grades increased by 10% compared to 2022, as a result of planned mine sequencing which focused on higher grade ore from Phase W2 during the second half of 2023. Tonnes of ore processed increased by 7%, compared to 2022, due to the increase in tonnes of ore mined and tonnes placed on the heap leach pads. Gold equivalent ounces produced and sold increased by 4% and 3%, respectively, compared to 2022, primarily due to an increase in ounces recovered from the heap leach pads.

Metal sales increased by 12% in 2023 compared to 2022, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 16% in 2023 compared to 2022, primarily due to the increase in gold equivalent ounces sold, which included higher cost ounces from the heap leach pads, a lower proportion of mining activities relating to capital development and higher royalties. Depreciation, depletion and amortization increased from $60.5 million to $157.2 million for 2023, due to the increase in gold equivalent ounces sold, changes to the life-of mine plan in the fourth quarter of 2022, and a decrease in mineral reserves at the end of 2022. These increases were partially offset by a decrease in the depreciable asset base as a result of the impairment charge recognized in the fourth quarter of 2022.

Exploration activities continued to focus primarily on progressing underground opportunities at Phase X. Construction of the exploration decline at Phase X started in the first quarter of 2023 and continues to progress well, remaining on plan to start definition drilling in early 2024. The Company has also initiated technical studies for the Phase X project.

In 2022, the Company recorded impairment charges of $350.0 million related to metal inventory and property, plant and equipment at Round Mountain. The inventory impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The property, plant and equipment impairment charge of $243.2 million was a result of changes to the mine plan and changes in slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. Tax recoveries related to the impairment charges of $18.9 million and $41.8 million, respectively, were recorded within income tax expense. No such charges were recognized in 2023 for Round Mountain.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Bald Mountain (100% ownership and operator) – USA

	Years ended December 31,
	2023	2022	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	17,312	15,969	1,343	8%
Tonnes processed (000's)	17,306	15,924	1,382	9%
Grade (grams/tonne)(a)	0.42	0.51	(0.09)	(18)%
Gold equivalent ounces:
Produced	157,749	214,094	(56,345)	(26)%
Sold	180,139	214,808	(34,669)	(16)%

Financial Data (in millions)
Metal sales	$349.6	$386.0	$(36.4)	(9)%
Production cost of sales	223.5	208.8	14.7	7%
Depreciation, depletion and amortization	107.8	176.0	(68.2)	(39)%
	18.3	1.2	17.1	nm
Other operating expense	1.2	2.0	(0.8)	(40)%
Exploration and business development	3.2	4.8	(1.6)	(33)%
Segment operating earnings (loss)	$13.9	$(5.6)	$19.5	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(b)	“nm” means not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2023 vs. 2022

Planned mine sequencing at Bald Mountain resulted in an 8% increase in tonnes of ore mined, a 9% increase in tonnes processed and a decrease in grade of 18% in 2023 compared to 2022. Gold equivalent ounces produced and sold decreased by 26% and 16%, respectively, compared to 2022, primarily due to the lower grades and timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold in 2023 were higher than production due to timing of sales.

Metal sales decreased in 2023 by 9% compared to 2022, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales in 2023 increased by 7% compared to 2022, largely due to the sale of higher cost ounces previously stacked on the heap leach pads, as well as higher contractor, reagent, maintenance costs and royalties, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 39% compared to 2022, due to the decrease in gold equivalent ounces sold and an increase in depreciation capitalized as a result of a higher proportion of mining activities relating to capital development.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Discontinued operations

Russian operations (100% ownership and operator) – Russian Federation

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million was received during the second quarter of 2023. The Company’s Russian operations were classified as discontinued operations in 2022.

In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022.

Chirano (90% ownership and operator) – Ghana

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the remaining cash consideration receivable, with $55.0 million originally due on the six-month anniversary of closing, and $36.9 million due on each of the one-year and two-year anniversaries of closing. The Company’s Chirano operations were classified as discontinued operations in 2022.

In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022.

On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the receivable accrues interest at a rate of prime plus 5% until payment is received. In addition, the Company received 5.0 million Asante warrants, valued at $2.5 million, on closing of the amended agreement. During the year ended December 31, 2023, the Company received $5.0 million in respect of the deferred payment consideration. The total deferred consideration is secured through pledges by Asante of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

Impairment charges

	Years ended December 31,
(in millions)	2023	2022	Change	% Change(a)
Inventories (i)	$38.9	$106.8	$(67.9)	(64)%
Property, plant and equipment (ii)	-	243.2	(243.2)	nm
	$38.9	$350.0	$(311.1)	(89)%

(a)	"nm" means not meaningful.

i.	Inventories

During the year ended December 31, 2023, the Company recognized an impairment charge of $38.9 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. The tax impact of the impairment was an income tax recovery of $3.1 million.

During the year ended December 31, 2022, the Company recognized an impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The related income tax recovery of $18.9 million was recorded in income tax expense.

ii.	Property, plant and equipment

As at December 31, 2022, the Company recorded an impairment charge of $243.2 million related to property, plant and equipment at Round Mountain. The impairment charge was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The related income tax recovery of $41.8 million was recorded in income tax expense.

Impairment charges recognized against long-lived assets may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a Cash Generating Unit (“CGU”) which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Other Operating Expense

	Years ended December 31,
(in millions)	2023	2022	Change	% Change
Other operating expense	$64.5	$113.8	$(49.3)	(43)%

In 2023, other operating expense included environmental and other operating expenses for non-operating mining sites of $46.8 million and project and study costs of $2.9 million.

In 2022, other operating expense included environmental and other operating expenses for non-operating mining sites of $52.5 million and project and study costs of $6.2 million.

Exploration and Business Development

	Years ended December 31,
(in millions)	2023	2022	Change	% Change
Exploration and business development	$185.0	$154.1	$30.9	20%

Included in the total exploration and business development expense in 2023 are expenditures on exploration and technical evaluations totaling $158.9 million, compared to $135.9 million during the same period in 2022, with the increase primarily a result of spending at Great Bear and Round Mountain Phase X. Capitalized exploration and evaluation expenditures, which includes capitalized interest, totaled $93.4 million for 2023 compared to $44.8 million for 2022.

Kinross was active on 23 mine sites, near-mine and greenfield initiatives in 2023, with a total of 301,470 metres drilled. In 2022, Kinross was active on 18 mine sites, near-mine and greenfield initiatives, with a total 336,019 metres drilled.

General and Administrative

	Years ended December 31,
(in millions)	2023	2022	Change	% Change
General and administrative	$108.7	$129.8	$(21.1)	(16)%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at offices located in Canada, U.S., Brazil, Chile, the Netherlands, and Spain. The decrease of $21.1 million compared to 2022 is primarily due to restructuring costs incurred in 2022.

Other (Expense) Income – Net

	Years ended December 31,
(in millions)	2023	2022	Change	% Change(a)
Insurance recoveries	$-	$79.8	$(79.8)	nm
Net loss on disposition of assets	(14.8)	(14.3)	(0.5)	nm
Foreign exchange gains (losses) and other - net	(12.5)	(1.1)	(11.4)	nm
Other (expense) income - net	$(27.3)	$64.4	$(91.7)	nm

(a)	“nm” means not meaningful.

Other (expense) income-net for the year ended December 31, 2022 includes $77.1 million of insurance recoveries related to the Tasiast mill fire in 2021.

Finance Expense

	Years ended December 31,
(in millions)	2023	2022	Change	% Change
Accretion of reclamation and remediation obligations	$37.0	$25.5	$11.5	45%
Interest expense, including accretion of lease liabilities	69.0	68.2	0.8	1%
Finance expense	$106.0	$93.7	$12.3	13%

Accretion of reclamation and remediation obligations increased by $11.5 million in 2023, compared to 2022 as a result of increases in the discount rates and cost estimates for the Company’s reclamation and remediation obligations.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Interest expense in 2023 was comparable to 2022. Interest capitalized in 2023 was $108.9 million, compared to $66.5 million in 2022. Total interest increased in 2023 compared to 2022 largely due to an increase in the weighted average borrowing rate.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania.

The Company recorded an income tax expense of $293.2 million in 2023 (2022 – $76.1 million), including a $29.3 million deferred tax expense (2022 – $25.5 million deferred tax recovery) resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. Income tax expense in 2023 also included an income tax recovery of $3.1 million related to the impairment charge at Fort Knox (2022 - $60.7 million income tax recovery related to the impairment charges at Round Mountain). Kinross' combined federal and provincial statutory tax rate for both 2023 and 2022 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,
(in millions)	2023	2022	Change	% Change(b)
Cash Flow:(a)
Of continuing operations provided from operating activities	$1,605.3	$1,002.5	$602.8	60%
Of discontinued operations provided from operating activities	-	47.6	(47.6)	nm
Of continuing operations used in investing activities	(1,167.2)	(1,898.0)	730.8	nm
Of discontinued operations provided from investing activities	45.0	296.2	(251.2)	(85)%
Of continuing operations (used in) provided from financing activities	(549.0)	437.5	(986.5)	nm
Of discontinued operations provided from financing activities	-	-	-	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.2	(0.8)	1.0	nm
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	-	1.6	(1.6)	nm
Decrease in cash and cash equivalents	(65.7)	(113.4)	47.7	nm
Cash and cash equivalents, beginning of period	418.1	531.5	(113.4)	(21)%
Cash and cash equivalents, end of period	$352.4	$418.1	$(65.7)	(16)%

(a)	Results for the years ended December 31, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(b)	“nm” means not meaningful.

Cash and cash equivalents decreased by $65.7 million in 2023 compared to a decrease of $113.4 million in 2022. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2023 vs. 2022

Net cash flow of continuing operations provided from operating activities increased by $602.8 million in 2023 compared to 2022, mainly due to an increase in margins and a favourable change in working capital compared to prior year.

Investing Activities

2023 vs. 2022

Net cash flow of continuing operations used in investing activities was $1,167.2 million in 2023, compared to $1,898.0 million in 2022. The primary uses of cash in 2023 were for capital expenditures of $1,098.3 million and interest paid capitalized to property, plant and equipment of $114.1 million.

The primary uses of cash in 2022 were for the acquisition of Great Bear ($1,027.5 million, net of cash acquired) and capital expenditures of $764.2 million. Interest paid capitalized to property plant and equipment was $43.7 million in 2022.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

The following table presents a breakdown of capital expenditures(a) from continuing operations(b) on a cash basis:

	Years ended December 31,
(in millions)	2023	2022	Change	% Change(d)
Operating segments
Tasiast	$309.0	$167.4	$141.6	85%
Paracatu	167.5	124.7	42.8	34%
La Coipa	74.8	155.5	(80.7)	(52)%
Fort Knox	224.1	86.1	138.0	160%
Round Mountain	30.5	102.4	(71.9)	(70)%
Bald Mountain	120.3	87.6	32.7	37%
Non-operating segments
Great Bear	24.8	-	24.8	nm
Corporate and other(c)	147.3	40.5	106.8	nm
Total	$1,098.3	$764.2	$334.1	44%

(a)	“Capital expenditures” is reported as “Additions to property, plant and equipment” on the consolidated statement of cash flows.
(b)	Results for the years ended December 31, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(c)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, Manh Choh, and Maricunga).
(d)	“nm” means not meaningful.

In 2023, capital expenditures increased by $334.1 million, compared to 2022 primarily due to an increase in capital stripping at Tasiast and Fort Knox and increased development activities at Manh Choh, offset by reduced capital expenditures at Round Mountain due to the completion of Phase W stripping in 2022, and at La Coipa due to a decrease in development activities and capital stripping.

Financing Activities

2023 vs. 2022

Net cash flow of continuing operations used in financing activities was $549.0 million in 2023, compared to net cash flow provided from financing activities of $437.5 million in 2022. Net cash flows used in financing activities in 2023 included total debt repayments of $960.0 million, of which $500.0 million was for the 5.950% senior notes due March 15, 2024, $300.0 million was for the revolving credit facility and $160.0 million was for the Tasiast loan. The cash outflows were partially offset by net proceeds received from the issuance of $500.0 million 6.250% senior notes due in 2033 and drawings of $100.0 million on the revolving credit facility. In addition, cash outflows included dividends paid to common shareholders of $147.3 million and interest paid of $53.2 million.

Net cash flows in 2022 include proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear and $200.0 million drawn on the revolving credit facility. Cash outflows included total debt repayments of $340.0 million, of which $300.0 million was on the revolving credit facility and $40.0 million on the Tasiast loan. Cash outflows also included payments of $300.8 million for the repurchase and cancellation of shares under the share buyback program, dividends paid to common shareholders of $154.0 million, and interest paid of $52.4 million.

Balance Sheet

	As at December 31,
(in millions)	2023	2022	2021
Cash and cash equivalents	$352.4	$418.1	$531.5
Current assets	$1,802.3	$1,852.6	$1,948.9
Total assets	$10,543.3	$10,396.4	$10,428.1
Current liabilities, including current portion of long-term debt	$685.5	$751.5	$741.4
Total debt and credit facilities, including current portion	$2,232.6	$2,592.9	$1,629.9
Total liabilities	$4,357.6	$4,514.2	$3,778.5
Common shareholders' equity	$6,083.7	$5,823.7	$6,580.9
Non-controlling interests	$102.0	$58.5	$68.7

As at December 31, 2023, Kinross had cash and cash equivalents of $352.4 million, a decrease of $65.7 million from the balance as at December 31, 2022. The decrease is primarily due to additions to property, plant and equipment of $1,098.3 million, interest paid of $167.3 million, net repayment of debt of $371.9 million, and dividend payments of $147.3 million, partially offset by net cash flow of continuing operations provided from operating activities of $1,605.3 million. Current assets at December 31, 2023 of $1,802.3 million is comparable to the balance at December 31, 2022. Total assets increased by $146.9 million to $10,543.3 million mainly due to an increase in property, plant and equipment. Current liabilities decreased by $66.0 million to $685.5 million, primarily due to the repayment of debt and decreases in accounts payable and accrued liabilities. Total liabilities decreased by $156.6 million to $4,357.6 million, mainly due to net repayment of debt in 2023, partially offset by an increase in provisions and deferred tax liabilities.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

At December 31, 2022, Kinross had cash and cash equivalents of $418.1 million, a decrease of $113.4 million from the balance as at December 31, 2021, primarily due to additions to property, plant and equipment of $764.2 million, total debt repayments of $340.0 million, payments of $300.8 million for the repurchase and cancellation of shares under the share buyback program and dividends paid to common shareholders of $154.0 million. These decreases were partially offset by net cash flows of continuing operations provided from operating activities of $1,002.5 million and the $360.0 million of cash consideration received on completion of the sale of the Company’s Russian and Chirano operations. Current assets decreased by $96.3 million to $1,852.6 million, mainly due to the decrease in cash and cash equivalents and a decrease in inventories, partially offset by an increase in accounts receivable and other assets. Total assets decreased by $31.7 million to $10,396.4 million. Increases in property, plant and equipment, primarily related to the Great Bear acquisition were offset by the disposal of the Company’s Russian and Chirano operations and the Round Mountain impairment charge. Total liabilities increased by $735.7 million to $4,514.2 million, mainly due to the $1.0 billion term loan entered into in the first quarter of 2022 to finance the cash portion of the acquisition of Great Bear and partially offset by the disposal of the Company’s Russian and Chirano operations.

As of February 13, 2024, there were 1,227.9 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 0.8 million share purchase options outstanding under its share option plan.

On February 14, 2024, the Board of Directors declared a dividend of $0.03 per common share payable on March 21, 2024 to shareholders of record on March 6, 2023.

Financings and Credit Facilities

Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

On July 5, 2023, the Company completed a $500.0 million offering of debt securities consisting of 6.250% senior notes due in 2033. On August 10, 2023, the Company redeemed all outstanding $500.0 million 5.950% senior notes due March 15, 2024.

The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2027 and 2033, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Revolving credit facility and term loan

As at December 31, 2023, the Company had utilized $6.8 million of its $1,500.0 million revolving credit facility, entirely for letters of credit. As at December 31, 2022, the Company utilized $206.7 million, of which $6.7 million was used for letters of credit. The revolving credit facility matures on August 4, 2027.

On March 7, 2022, the Company completed a three-year term loan, maturing on March 7, 2025, for $1,000.0 million. The proceeds were used to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear, completed in February of 2022. The term loan has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2023, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at December 31, 2023.

Tasiast loan

On December 15, 2023, prior to maturity, the Tasiast loan was repaid in full, and the related restricted cash was released. The asset recourse loan had a term of eight years, maturing in December 2027, and a floating interest rate of LIBOR plus a weighted average margin of 4.38%. Under the loan agreement, restricted cash was required to remain in a separate bank account for the duration of the loan.

Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2024. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2023, $235.7 million (December 31, 2022 - $230.4 million) was utilized under this facility.

In addition, as at December 31, 2023, the Company had $241.8 million (December 31, 2022 - $267.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.75%.

As at December 31, 2023, $376.1 million (December 31, 2022 - $318.0 million) of surety bonds were outstanding, of which $375.1 million (December 31, 2022 - $317.0 million) were in respect of security over reclamation and remediation obligations, with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.55%.

The following table outlines the credit facilities’ utilization and availability:

Credit Facility Utilization:

	As at,
	December 31,	December 31,
(in millions)	2023	2022
Utilization of revolving credit facility	$(6.8)	$(206.7)
Utilization of EDC facility	(235.7)	(230.4)
Borrowings	$(242.5)	$(437.1)

Available under revolving credit facility	$1,493.2	$1,293.3
Available under EDC credit facility	64.3	69.6
Available credit	$1,557.5	$1,362.9

Total carrying amount of debt of $2,232.6 million as at December 31, 2023 consists of $1,233.5 million related to the senior notes and $999.1 million related to the term loan.

Liquidity Outlook

As at December 31, 2023, the Company has $141.4 million in estimated interest payments relating to the senior notes and term loan due in the next 12 months. There are no scheduled principal payments due in the next 12 months.

We believe that the Company’s existing cash and cash equivalents balance of $352.4 million, available credit of $1,557.5 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), interest payments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2023:

(in millions)	Total	2024	2025-2028	2029 & thereafter
Long-term debt and credit facilities(a)	$2,250.0	$-	$1,500.0	$750.0
Lease liability obligations	31.2	10.9	15.5	4.8
Operating lease obligations	43.2	2.0	38.3	2.9
Purchase obligations(b)	2,684.7	1,497.1	1,182.1	5.5
Reclamation and remediation obligations	1,444.6	45.5	288.9	1,110.2
Interest and other fees	837.7	134.3	319.9	383.5
Total	$7,291.4	$1,689.8	$3,344.7	$2,256.9

(a)	Debt repayments are based on principal amounts due pursuant to the terms of existing indebtedness.
(b)	Includes both capital and operating commitments, of which $485.1 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2023 and their respective maturities:

Foreign currency	2024	2025
Brazilian real zero cost collars (in millions of U.S. dollars)	$108.0	$-
Average put strike (Brazilian real)	5.05	-
Average call strike (Brazilian real)	6.56	-
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$96.6	$-
Average forward rate (Canadian dollar)	1.35	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$75.6	$36.0
Average put strike (Chilean peso)	824	840
Average call strike (Chilean peso)	956	1,044
Energy
WTI oil swap contracts (barrels)	973,200	205,200
Average price	$71.24	$63.50

Subsequent to December 31, 2023, the following new derivative contracts were entered into:

•	264,000 barrels of WTI oil swap contracts at an average rate of $67.85 per barrel maturing in 2025;

•	$27.5 million of Canadian dollar forward contracts at an average rate of 1.34 Canadian dollars maturing in 2024; and

•	$15.4 million of Chilean peso zero cost collars, maturing in 2024, with average put and call strikes of 875 and 982 Chilean pesos, respectively.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2023, 4,365,000 TRS units were outstanding.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2023 or December 31, 2022.

Fair values of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	December 31,	December 31,
(in millions)	2023	2022
Asset (liability)
Foreign currency forward and collar contracts	$7.4	$2.8
Energy swap contracts	1.0	21.5
Other contracts	6.9	1.9
	$15.3	$26.2

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process is underway and continuing.

Kinross Brasil Mineração S.A. (“KBM”)

On February 27, 2023, the State Public Attorney (“SPA”) in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities (“TSFs”), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized concern about the size of the TSFs does not provide a legal basis for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court’s Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. The case remains pending before the Lower Court, but all proceedings have been stayed at the request of the parties to allow them to discuss potential resolution of the matter. If the case is not resolved amicably, KBM intends to continue its vigorous defense against the SPA’s claims.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Manh Choh ore haul proceedings

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. (“KG Mining”). KG Mining is a 70% owner and managing member of Peak Gold, LLC (“Peak Gold”), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in newly purchased state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful. On October 20, 2023, the Committee for Safe Communities, an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities (“DOT”). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold’s ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT’s actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and is seeking expedited consideration of its motion. If granted, the motion could impact Peak Gold’s ore haul plans. On November 9, 2023, the Court denied the plaintiff’s motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC’s motion to intervene. The plaintiff’s motion for a preliminary injunction is fully briefed and awaiting decision by the Court. On December 15, 2023, the plaintiff filed a motion for a hearing on its motion for preliminary injunction, which has been fully briefed, and is awaiting decision by the Court. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery, which motions remain pending.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Guarantor summarized financial information

The obligations of the Company under the senior notes were guaranteed at December 31, 2023 by the following 100% owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd, and Compania Minera Mantos de Oro. Compania Minera Mantos de Oro was added as a guarantor during 2023. Comparative information has been retrospectively adjusted with Compania Minera Mantos de Oro included as a guarantor. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information. As a result of the divestitures of the Company’s Russian and Chirano operations, the related equity in the earnings (losses) of and other gains from, non-guarantor subsidiaries has been split out between non-guarantor continuing and discontinued subsidiaries for the current year and comparative period.

Summarized combined statement of operations information

	Years ended December 31,
(in millions)	2023	2022
Revenue	$3,038.9	$2,520.4
Cost of sales	2,438.3	2,336.8
Gross profit	600.6	183.6
Operating earnings (loss)	357.0	(55.2)
Net earnings (loss) before equity in the earnings (losses) of, and other gains from, non-guarantor subsidiaries	275.9	(195.4)
Equity in the earnings of, and other gains from, non-guarantor continuing subsidiaries	140.4	120.8
Equity in the earnings (losses) of, and other gains from, non-guarantor discontinued subsidiaries	-	(530.6)
Net earnings (loss)	416.3	(605.2)
Net earnings (loss) attributable to common shareholders	$416.3	$(605.2)

Summarized combined balance sheet information

	As at December 31,
(in millions)	2023	2022
Current assets	$1,091.9	$1,179.1
Current assets – with non-guarantor subsidiaries	1,721.4	1,802.6
Non-current assets	5,688.2	5,684.9
Non-current assets – with non-guarantor subsidiaries	2,975.4	2,842.7
Current liabilities	512.3	531.5
Current liabilities – with non-guarantor subsidiaries	632.6	584.3
Non-current liabilities	3,214.4	3,388.7
Non-current liabilities – with non-guarantor subsidiaries	1,033.9	1,181.1

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

7.	SUMMARY OF QUARTERLY INFORMATION

	2023				2022
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$1,115.7	$1,102.4	$1,092.3	$929.3	$1,076.2	$856.5	$821.5	$700.9
Net earnings (loss) from continuing operations attributable to common shareholders	$65.4	$109.7	$151.0	$90.2	$(106.0)	$65.9	$(9.3)	$81.3
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.06	$0.09	$0.12	$0.07	$(0.08)	$0.05	$(0.01)	$0.06
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.06	$0.09	$0.12	$0.07	$(0.08)	$0.05	$(0.01)	$0.06
Net earnings (loss) from discontinued operations attributable to common shareholders	$-	$-	$-	$-	$-	$(1.0)	$(31.0)	$(605.1)
Net earnings (loss) attributable to common shareholders	$65.4	$109.7	$151.0	$90.2	$(106.0)	$64.9	$(40.3)	$(523.8)
Basic earnings (loss) per share attributable to common shareholders	$0.06	$0.09	$0.12	$0.07	$(0.08)	$0.05	$(0.03)	$(0.41)
Diluted earnings (loss) per share attributable to common shareholders	$0.06	$0.09	$0.12	$0.07	$(0.08)	$0.05	$(0.03)	$(0.41)
Net cash flow of continuing operations provided from operating activities	$410.9	$406.8	$528.6	$259.0	$474.3	$173.2	$257.1	$97.9

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. The comparative quarterly results reflect the impact of the classification of the Russian and Chirano operations as discontinued.

During the fourth quarter of 2023, revenue from continuing operations was $1,115.7 million on sales of 565,389 total gold equivalent ounces from continuing operations compared to $1,076.2 million on sales of 620,599 total gold equivalent ounces from continuing operations during the fourth quarter of 2022. The average gold price realized in the fourth quarter of 2023 was $1,974 per ounce compared to $1,731 per ounce in the fourth quarter of 2022.

Production cost of sales from continuing operations in the fourth quarter of 2023 increased by 5% compared to the fourth quarter of 2022, largely as a result of an increase in gold equivalent ounces sold at Tasiast and La Coipa, partially offset by a decrease in gold equivalent ounces sold at Round Mountain.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

Net cash flow of continuing operations provided from operating activities increased to $410.9 million in the fourth quarter of 2023 from $474.3 million in the fourth quarter of 2022, mainly due to the increase in margins and a favourable change in working capital compared to the prior period.

In the fourth quarter of 2023, the Company recorded an after-tax impairment charge of $35.8 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. In the fourth quarter of 2022, the Company recorded after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross’ management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ internal control over financial reporting was effective as at December 31, 2023.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the audited consolidated financial statements.

Accounting Changes

On January 1, 2023, the Company adopted amendments to IAS 1 “Presentation of Financial Statements”, amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and IAS 12 “Income Taxes” as disclosed in Note 4 of the audited consolidated financial statements. On May 23, 2023, the IASB issued amendments to IAS 12 "Income Taxes". Details of this accounting change are disclosed in Note 4 of the audited consolidated financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2022, which is available on the Company’s website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2023, which will be filed on SEDAR on or about March 31, 2024.

Gold Price and Silver Price

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank demand, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

In 2023, the Company’s average realized gold price increased to $1,945 per ounce from $1,793 per ounce in 2022. If the market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall instability or failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material, and could have an adverse impact on Kinross’ operations. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, access to water, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, war, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross’ operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company’s operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover various resulting losses.

Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production may not be generally available to Kinross or to other companies in the mining industry on acceptable terms. Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations. Kinross reviews its insurance coverage at least annually to ensure that, where available, appropriate and cost-effective coverage is obtained.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Environmental Impact and Related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, Brazilian lawmakers have passed and proposed further legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, approved legislation at the federal and state level includes the increase of financial assurance requirements, increased fines and penalties for environmental damages and/or requirements for companies to further address risks to residents downstream. While federal regulations are still pending a final ruling on these issues, state and federal laws and regulations could significantly increase the costs associated with Kinross’ operations depending on the form(s) of financial assurance federal and state regulators can accept.

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details refer to Section 6 - Other legal matters.

Reclamation Costs and Financial Assurance

In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances required in Brazil under the tailings dam legislation. The amount and nature of financial assurance is dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operating, investing and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company. In such a case Kinross would remain responsible for any reclamation costs, cleanup costs and other liabilities.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation and remediation costs under IFRS at $876.9 million as at December 31, 2023 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

As of December 31, 2023, letters of credit totaling $440.8 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s letter of credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, at December 31, 2023, the Company had $375.1 million in surety bonds outstanding for this purpose with respect to its operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of SOX, which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the operating effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Kinross’ failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of SOX.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates and reductions in the market price of gold and/or silver; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenditures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flows from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

The figures for mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Proven and probable mineral reserves at Kinross’ mines and development projects were estimated as of December 31, 2023, based upon an assumed gold price of $1,400 per ounce.

Prolonged declines in the market price of gold below the above noted level or in silver may render mineral reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, reduced income or increased losses and reduced cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross’s mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws and other jurisdictions.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Development Projects

Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these permits and approvals and meet permit requirements, are often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; a lower than expected recovery rate; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes, and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as fuel, explosives, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of, or inability to procure, such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile and Brazil. Market prices of input commodities can be subject to inflation and volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company’s control such as conflicts, a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price increases.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be changed or inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention or relating to the definitive agreement entered into by the Company and the Government of Mauritania on July 15, 2021; (8) inconsistent interpretation and application of tax laws including potential re-assessments of historical tax filings; and (9) the potential for the government to seek increased economic benefits from the Company’s operations. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce. There can be no assurance that further disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company’s mining convention.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the RCRA and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. The Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River-Buckhorn site and is currently involved in a related legal action with the State of Washington and an environmental non-governmental organization. There can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle River-Buckhorn. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Mauritania, Canada and Finland and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: war; military conflicts, terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds; restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation or nationalization of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brazil increased production royalties in 2018 and the State of Nevada increased taxes on gold and silver mining in 2022. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Anti-bribery Legislation

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada), and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and time-consuming assessment of a requested permit than anticipated in the form of an Environmental Impact Statement versus a more streamlined Environmental Assessment. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties, Community Relations and Indigenous Groups

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the Court of Appeals for the D.C. Circuit, and in which a Kinross subsidiary has intervened. In that case, appellants contend that the Bureau of Land Management (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments. In November 2021, the Court of Appeals stayed the case indefinitely while the Appellants pursue a rule-making petition with the Department of the Interior. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the United States.

Certain of Kinross’ mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous people. The assertion of such rights may trigger various international and national laws, codes, resolutions, conventions, guidelines, or impose obligations on governments and the Company to respect the rights of Indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or Indigenous peoples may require accommodation including undertakings regarding employment, revenue sharing, procurement, other financial payments and other matters. This may affect the Company’s ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company’s reputation, results of operations and financial performance.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2024, sensitivity to a 10% change in the gold price is estimated to have an approximate $400 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2024, sensitivity to a 10% change in the silver price is estimated to have an approximate $15 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge long-term metal sales’ exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2023, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in U.S. dollars. Kinross costs are incurred principally in Canadian dollars, U.S. dollars, Chilean pesos, Brazilian reais and Mauritanian ouguiyas. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of production and capital expenditures in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso and Brazilian real are currently convertible into Canadian and U.S. dollars, they may not always be convertible in the future. The Mauritanian ouguiya is convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in foreign currencies relative to the U.S. dollar is disclosed in Note 10 of the Company’s financial statements for the year ended December 31, 2023.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Credit Ratings and Debt Markets

The mining, processing, development, and exploration of Kinross’ properties, as well as the acquisition of gold-bearing properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company’s ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from Fitch Ratings, Moody’s and S&P. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to the rating agencies, or should the Company’s business prospects deteriorate, the credit ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Acquisition and Disposition Strategy Risks and Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

As part of Kinross’ business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry, along with assets to support its business operations or dispose of assets it currently owns. Any acquisition or disposition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross’ business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross’ acquisition success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition, disposition or other business arrangement that it pursues on favourable terms. Any acquisitions, dispositions or other business arrangements completed may not ultimately benefit Kinross’ business and could impair its results of operations, profitability and financial results. Acquisitions, dispositions and other business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material ore body may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross’ operations resulting from these acquisitions; the integration of the acquired business or assets or sales process may divert management’s attention and disrupt Kinross’ ongoing business and its relationships with employees, customers, suppliers and contractors; the acquired business or assets may have unknown liabilities which may be significant; a purchaser may be unable to pay all or part of any purchase price due after closing; and Kinross may become subject to litigation, which could result in substantial costs and damages and divert management’s attention and resources. Additionally, although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller or purchaser if any of the representations or warranties provided in connection with an acquisition or disposition proves to be inaccurate or if the purchaser is unable to pay all or part of the purchase price due after closing. Should these or other risks develop, Kinross may suffer significant financial losses or be required to write-down the value of the assets acquired (See Risk Analysis related to impairment, below).

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross’ leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources.

There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Global Financial Condition

The volatility and challenges that global economies continue to experience affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•	Volatility in commodity prices, foreign exchange rates and interest rates;

•	Tightening of credit markets;

•	Counterparty risk; and

•	Volatility in the prices of publicly traded entities.

The volatility in commodity prices, foreign exchange rates and interest rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price”, “Foreign Currency Exchange Risk” and “Interest Rate Fluctuations”.

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

As at December 31, 2023, the Company had $1,557.5 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Market Price Risk

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Climate Risks

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Future changes in legislation and regulation will likely increase the Company’s compliance costs and may have an adverse effect on the Company’s reputation if it is unsuccessful in complying with such requirements.

In addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water, which is then complemented by groundwater from boreholes. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact the Company’s operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Excessive rainfall, flooding or extreme weather events caused by increased variation in weather patterns, may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Human Resources

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

Cybersecurity and Data Privacy Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. While Kinross carries cyber insurance, such insurance does not cover all the potential risks associated with such threats.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Refining Capacity

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to manage COVID-19 or remedy its impact, among others.

Brazilian Power Plants

The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

Illegal Mining

Illegal mining activities occur near, and occasionally on some of the Company’s properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company’s properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations; however, enforcement is often lacking or inconsistent.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Years ended December 31,
(in millions, except per share amounts)	2023	2022	2021
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$416.3	$31.9	$(29.9)
Adjusting items:
Foreign exchange losses (gains)	1.9	(0.8)	1.2
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	29.3	(25.5)	22.7
Taxes in respect of prior periods	13.9	16.2	21.9
Impairment charges and asset derecognition(a)	38.9	350.0	144.5
Loss on sale of assets	14.8	14.3	7.8
Settlement provisions	30.0	-	42.1
Reclamation (recovery) expense	(19.2)	23.5	1.8
VAT expense (recovery) in respect of prior periods	8.5	(24.2)	-
Restructuring costs	-	13.0	-
Tasiast insurance recoveries	-	(77.1)	(90.0)
Tasiast mill fire related costs	-	-	60.3
Covid-19 costs(b)	-	-	20.7
Round Mountain pit wall stabilization costs	-	-	50.1
Other(c)	9.6	22.6	21.3
Tax effects of the above adjustments	(4.2)	(60.8)	(63.7)
	123.5	251.2	240.7
Adjusted net earnings from continuing operations attributable to common shareholders	$539.8	$283.1	$210.8
Weighted average number of common shares outstanding - Basic	1,227.0	1,280.5	1,259.1
Adjusted net earnings from continuing operations per share	$0.44	$0.22	$0.17
Basic earnings (loss) per share from continuing operations attributable to common shareholders - as reported	$0.34	$0.02	$(0.02)

(a)	During the year ended December 31, 2023, the Company recognized an impairment charge of $38.9 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. The tax impact of the impairment was an income tax recovery of $3.1 million. During the year ended December 31, 2022, the Company recognized impairment charges of $350.0 million at Round Mountain, of which $106.8 million related to impairment of metal inventory and $243.2 million related to impairment of property, plant and equipment. The income tax recoveries related to the impairment charges were $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recognized impairment and asset derecognition charges of $144.5 million at Bald Mountain, of which $95.2 million related to impairment of metal inventory and $49.3 million related to the derecognition of property, plant and equipment. The income tax recoveries related to the impairment charges were $25.3 million and $13.1 million, respectively.
(b)	Includes COVID-19 related labour, health and safety, donations and other support program costs.
(c)	Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Attributable Free Cash Flow from Continuing Operations

Starting with this MD&A, we have added attributable free cash flow from continuing operations as a non-GAAP financial measure. Attributable free cash flow is defined as net cash flow of continuing operations provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flow from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities, as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow from continuing operations for the periods presented:

	Years ended December 31,
(in millions)	2023	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$1,605.3	$1,002.5	$695.1
Less: Attributable capital expenditures	(1,055.0)	(755.0)	(817.6)
Less: Non-controlling interest cash flow (from) used in operating activities(j)	9.4	(0.2)	0.7
Attributable free cash flow from continuing operations	$559.7	$247.3	$(121.8)

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Adjusted Operating Cash Flow from Continuing Operations

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Years ended December 31,
(in millions)	2023	2022	2021
Net cash flow of continuing operations provided from operating activities - as reported	$1,605.3	$1,002.5	$695.1
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(68.7)	(17.9)	70.1
Inventories	91.4	261.6	125.0
Accounts payable and other liabilities, including income taxes paid	41.9	10.3	41.9
Total working capital changes	64.6	254.0	237.0
Adjusted operating cash flow from continuing operations	$1,669.9	$1,256.5	$932.1

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Production Cost of Sales from Continuing Operations per Ounce Sold on a By-Product Basis

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions, except ounces and production cost of sales per ounce)	2023	2022	2021
Production cost of sales from continuing operations - as reported	$2,054.4	$1,805.7	$1,218.3
Less: silver revenue(a)	(204.3)	(98.9)	(25.2)
Production cost of sales from continuing operations net of silver by-product revenue	$1,850.1	$1,706.8	$1,193.1
Gold ounces sold from continuing operations	2,074,989	1,872,342	1,432,396
Total gold equivalent ounces sold from continuing operations	2,179,936	1,927,818	1,446,477
Production cost of sales from continuing operations per equivalent ounce sold(b)	$942	$937	$842
Production cost of sales from continuing operations per ounce sold on a by-product basis	$892	$912	$833

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Ounce Sold on a By-Product Basis

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per ounce)	2023	2022	2021
Production cost of sales from continuing operations - as reported	$2,054.4	$1,805.7	$1,218.3
Less: silver revenue from continuing operations(a)	(204.3)	(98.9)	(25.2)
Production cost of sales from continuing operations net of silver by-product revenue	$1,850.1	$1,706.8	$1,193.1
Adjusting items:
General and administrative(d)	106.9	116.8	114.4
Other operating expense - sustaining(e)	23.0	28.5	9.3
Reclamation and remediation - sustaining(f)	63.1	42.7	39.2
Exploration and business development - sustaining(g)	38.3	30.6	35.7
Additions to property, plant and equipment - sustaining(h)	554.3	402.6	349.2
Lease payments - sustaining(i)	29.5	22.4	32.6
All-in Sustaining Cost on a by-product basis	$2,665.2	$2,350.4	$1,773.5
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	38.5	45.1	37.7
Reclamation and remediation - non-sustaining(f)	7.7	8.0	3.4
Exploration and business development - non-sustaining(g)	145.9	122.3	51.9
Additions to property, plant and equipment - non-sustaining(h)	500.7	352.4	468.4
Lease payments - non-sustaining(i)	0.7	0.8	1.2
All-in Cost on a by-product basis - attributable(c)	$3,358.7	$2,879.0	$2,336.1
Gold ounces sold from continuing operations	2,074,989	1,872,342	1,432,396
Production cost of sales from continuing operations per equivalent ounce sold(b)	$942	$937	$842
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,284	$1,255	$1,238
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,619	$1,538	$1,631

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2023	2022	2021
Production cost of sales from continuing operations - as reported	$2,054.4	$1,805.7	$1,218.3
Adjusting items:
General and administrative(d)	106.9	116.8	114.4
Other operating expense - sustaining(e)	23.0	28.5	9.3
Reclamation and remediation - sustaining(f)	63.1	42.7	39.2
Exploration and business development- sustaining(g)	38.3	30.6	35.7
Additions to property, plant and equipment - sustaining(h)	554.3	402.6	349.2
Lease payments - sustaining(i)	29.5	22.4	32.6
All-in Sustaining Cost	$2,869.5	$2,449.3	$1,798.7
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	38.5	45.1	37.7
Reclamation and remediation - non-sustaining(f)	7.7	8.0	3.4
Exploration and business development - non-sustaining(g)	145.9	122.3	51.9
Additions to property, plant and equipment - non-sustaining(h)	500.7	352.4	468.4
Lease payments - non-sustaining(i)	0.7	0.8	1.2
All-in Cost - attributable(c)	$3,563.0	$2,977.9	$2,361.3
Gold equivalent ounces sold from continuing operations	2,179,936	1,927,818	1,446,477
Production cost of sales from continuing operations per equivalent ounce sold(b)	$942	$937	$842
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,316	$1,271	$1,244
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,634	$1,545	$1,632

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Capital Expenditures and Attributable Capital Expenditures From Continuing Operations

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining capital expenditures is a useful indicator for the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

Starting with this MD&A, we have included attributable capital expenditures as a non-GAAP financial measure. Additions to property, plant and equipment per the statement of cash flow includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Year ended December 31, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)	Total USA	Other	Total
Sustaining capital expenditures	$45.6	$167.5	$36.0	$193.4	$30.2	$79.5	$-	$303.1	$2.1	$554.3
Non-sustaining capital expenditures	263.4	-	38.8	30.7	0.3	40.8	144.3	216.1	25.7	544.0
Additions to property, plant and equipment - per cash flow	$309.0	$167.5	$74.8	$224.1	$30.5	$120.3	$144.3	$519.2	$27.8	$1,098.3
Less: Non-controlling interest(j)	-	-	-	-	-	-	(43.3)	(43.3)	-	(43.3)
Attributable capital expenditures(c)	$309.0	$167.5	$74.8	$224.1	$30.5	$120.3	$101.0	$475.9	$27.8	$1,055.0

Year ended December 31, 2022:
Sustaining capital expenditures	$52.7	$124.7	$7.8	$78.7	$102.2	$35.3	$-	$216.2	$1.2	$402.6
Non-sustaining capital expenditures	114.7	-	147.7	7.4	0.2	52.3	33.2	93.1	6.1	361.6
Additions to property, plant and equipment - per cash flow	$167.4	$124.7	$155.5	$86.1	$102.4	$87.6	$33.2	$309.3	$7.3	$764.2
Less: Non-controlling interest(j)	-	-	-	-	-	-	(9.2)	(9.2)	-	(9.2)
Attributable capital expenditures(c)	$167.4	$124.7	$155.5	$86.1	$102.4	$87.6	$24.0	$300.1	$7.3	$755.0

Year ended December 31, 2021:
Sustaining capital expenditures	$26.6	$127.9	$-	$72.5	$91.1	$30.3	$-	$193.9	$0.8	$349.2
Non-sustaining capital expenditures	232.8	-	117.5	40.6	34.4	8.7	13.5	97.2	25.0	472.5
Additions to property, plant and equipment - per cash flow	$259.4	$127.9	$117.5	$113.1	$125.5	$39.0	$13.5	$291.1	$25.8	$821.7
Less: Non-controlling interest(j)	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Attributable capital expenditures(c)	$259.4	$127.9	$117.5	$113.1	$125.5	$39.0	$9.5	$287.1	$25.8	$817.7

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

(a)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(b)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.
(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) free cash flow, costs and capital expenditures. As Manh Choh is a non-operating site, the attributable costs and capital expenditures are non-sustaining and as such only impact the all-in-cost measures.
(d)	“General and administrative” expenses is as reported on the consolidated statements of operations. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(h)	“Additions to property, plant and equipment – sustaining and non-sustaining are as presented on page 55 of this MD&A. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross’ share of Manh Choh (70%) costs.
(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(j)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities and capital expenditures.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, “Liquidity Outlook” and include, without limitation, statements with respect to as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and attributable free cash flow; the declaration, payment and sustainability of the Company’s dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Company’s ESG or Climate Change strategy; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, “priority”, “prospect”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2023, and the Annual Information Form dated March 31, 2023 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2023, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Kinross Gold Corporation

management’s discussion and analysis

For the year ended December 31, 2023

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold4.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a “qualified person” within the meaning of National Instrument 43-101.

4 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.